VOCALTEC ANNOUNCES RELEASE DATE FOR
                           FIRST QUARTER 2005 RESULTS

Herzliya, Israel - April 13, 2005 - VocalTec Communications Ltd. (Nasdaq: VOCL), leading VoIP telecom equipment provider offering carrier class packet voice solutions, announced today that the Company will release first quarter results on Thursday, May 5th, 2005. VocalTec's management will host a conference call at 8:30 a.m. (ET) to discuss results and corporate activity for the quarter.

Please call the following dial-in numbers to participate:
     Within the United States               (877) 209-0397
     International Participants             (612) 332-1025

A digital replay of the conference call will be available for playback from
May 5, 2005 at 10:15 a.m. until May 12, 2005 at 11:59 p.m. (ET). The replay may be accessed by dialing:
     United States                  (800) 475-6701
     International                  (320) 365-3844
     Access Code                    777608

The public is invited to listen to the live webcast of the conference call. An archive of the on-line broadcast will be available on VocalTec's website. For details, visit http://www.vocaltec.com.
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To confirm participation or for questions, please contact Carmen Deville,
Investor Relations for VocalTec, at the following numbers: USA: 201-228-7000 x 6208, Israel: 09-9707885, or email: carmen@vocaltec.com.



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